FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Significant event regarding the sell of another 5% of CLH to Deutsche Bank for 176.5 million euros.

Significant Event

Chief Financial Office	Paseo de la Castellana, 278-280 28046 Madrid España	Tls. 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

Madrid, December 19th 2007 No. of pages: 2

In addition to the 5% sold to Deutsche Bank several days ago for the same amount

REPSOL YPF SELLS TO DEUTSCHE BANK ANOTHER 5% OF

CLH FOR 176.5 MILLION EUROS

•	The total capital gain on the 10% is estimated at 298 million euros.

•	Repsol YPF considers its current CLH participation of 15% as optimal.

•	Repsol YPF remains the first Spanish industrial shareholder and first client of the logistics company.

Today, Repsol YPF signed a sell agreement with Deutsche Bank for the second share stake of 5% of CLH (Compañía Logistica de Hidrocarburos) for an amount of 176.5 million euros. This transaction was completed days after the same financial firm purchased an identical stake for the same amount. The capital gain for both transactions, estimated by Repsol YPF, reaches 298 million euros before taxes.

In this last transaction, Deutsche Bank manifested that it has acted by virtue of a mandate of two international investment funds PSPEUR S.à.r.l. (subsidiary of Public Sector Pension Investment Board) and Alberta Investment Management (through Lux European Holdings S.à.r.l.).

Following the close of this sales process, inscribed in the strategy of gradual divestitures of non strategic assets, Repsol YPF considers its 15% stake in CLH as optimal. At the same time, it reaffirmed its support for the management and strategy of the company and its intention in remaining the first Spanish industrial stakeholder and the first client of the logistics company.

Significant Event

CLH is the Spanish logistics leader in transport and storage of petroleum products, providing its services to most of the petroleum operators in the Spanish market. It has one of the largest and most efficient hydrocarbon logistics network, with close to 3,500 kilometres of pipeline, 38 storage installations with a capacity of 6 million cubic meters and 28 airport facilities with a capacity of 144,000 cubic meters. In 2006, the company had total operating revenues of 550.6 million euros and net income of 352.7 million euros.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: December 19th, 2007	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer